Exhibit 3
ESCROW AGREEMENT
     This Escrow Agreement (this “Agreement”) is made and entered into as of July 5, 2006, by and among Sirion Therapeutics, Inc., a North Carolina corporation (“Sirion”), Kenneth J. Widder, M.D., as the representative (the “Sytera Stockholders’ Representative”) of the holders of certain securities of Sytera, Inc., a Delaware corporation (“Sytera”), Barry Butler, as the representative (the “Sirion Shareholders’ Representative”) of the holders of certain securities of Sirion, and The Bank of New York, a New York banking institution, as escrow agent (the “Escrow Agent”). Capitalized terms used and not otherwise defined in this Agreement shall have the meanings given to them in the Merger Agreement (as defined below).
RECITALS
     Whereas, simultaneously with the execution and delivery of this Agreement, Sytera, Sytera II, Inc., a Delaware corporation, Sirion, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative are entering into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of even date herewith, a copy of which is attached hereto as Exhibit A; and
     Whereas, pursuant to Section 1.10 of the Merger Agreement, a portion of the Aggregate Merger Consideration otherwise payable to the holders of Sytera Securities in connection with the Merger is to be held in escrow pursuant to the terms of this Agreement in order to secure certain indemnification rights of the Sirion Indemnitees pursuant to Section 7 of the Merger Agreement.
     Now, Therefore, in consideration of the foregoing and the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement hereby agree as follows:
AGREEMENT
1. Establishment of Escrow Arrangement.
     1.1 Creation of Escrow Fund. At or prior to the Closing, in accordance with Section 1.10 of the Merger Agreement, the Surviving Corporation shall deliver to the Escrow Agent, on behalf of each holder of Sytera Common Stock (each, a “Holder”), a certificate, registered in the name of the Escrow Agent, representing such Holder’s Pro-Rata Sytera Indemnification Escrow Shares to be held as security for the indemnification rights of the Sirion Indemnitees pursuant to Section 7 of the Merger Agreement. The Sytera Indemnification Escrow Shares, together with any Derivative Property (as defined below) delivered to the Escrow Agent pursuant to Section 2.3, shall collectively constitute the “Escrow Fund”.
     1.2 Appointment of Escrow Agent. The Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative hereby appoint the Escrow Agent, and the Escrow Agent hereby agrees, to act as escrow agent and to hold, safeguard and disburse the Escrow Fund pursuant to the terms and conditions of this Agreement.

     1.3 Fees and Expenses of Escrow Agent. The Escrow Agent shall be entitled to receive fees and reimbursements for reasonable documented out-of-pocket expenses incurred in connection with this Agreement in accordance with the schedule attached hereto as Exhibit B. All such fees and expenses shall be paid by the Surviving Corporation.
     1.4 Successor Escrow Agent. In the event that the Escrow Agent becomes unwilling or unable to continue as escrow agent under this Agreement, such Escrow Agent (the “Departing Escrow Agent”) may resign by delivering a written notice of resignation to the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative, which resignation shall take effect not less than thirty (30) days following the date such notice of resignation is delivered to the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative. In connection with any such resignation of the Departing Escrow Agent, the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative shall mutually appoint a successor Escrow Agent (the “Successor Escrow Agent”) within fifteen (15) days following their receipt of the Departing Escrow Agent’s notice of resignation; provided, however, that if the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative fail to appoint a Successor Escrow Agent prior to the end of such fifteen (15) day period, the Departing Escrow Agent shall be entitled to apply to any court of competent jurisdiction for the appointment of a Successor Escrow Agent. Any Successor Escrow Agent appointed pursuant to this Section 1.4 shall execute and deliver to the Surviving Corporation, the Sytera Stockholders’ Representative, the Sirion Shareholders’ Representative and the Departing Escrow Agent an instrument accepting such appointment, at which time the Successor Escrow Agent shall, without any further action, be automatically vested with all the estates, property rights, powers, duties and responsibilities of the Departing Escrow Agent as if such Successor Escrow Agent were originally named as Escrow Agent herein. The Departing Escrow Agent shall act in accordance with written instructions from the Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative as to the transfer of the Escrow Fund to any Successor Escrow Agent.
2. Escrow Fund.
     2.1 Trust Fund. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Holder or of any other party hereto. Subject to Section 4.4, the Escrow Agent shall hold and safeguard the Escrow Fund until the earlier of its release in full pursuant to the terms of this Agreement or the Expiration Date. Notwithstanding the preceding portion of this Section 2.1, if the Escrow Fund shall be attached, garnished or levied upon pursuant to judicial process, or the delivery of funds held in the Escrow Fund shall be stayed or enjoined by any court order, or any court order or judgment shall be made or entered into affecting the Escrow Fund or any part thereof, the Escrow Agent is hereby expressly authorized to obey and comply with such judicial process, court order or judgment. In the event the Escrow Agent so complies, it shall not be liable to any party hereto or to any other Person by reason of such compliance, notwithstanding the subsequent reversal, modification, annulment, or setting aside of such judicial process, court order or judgment.

     2.2 Security Interest. The Sirion Indemnitees shall have, and the Sytera Stockholders’ Representative hereby grants to the Sirion Shareholders’ Representative (on behalf of the Sirion Indemnitees), as of and from the Closing, a perfected, first-priority security interest in the Escrow Fund to secure payment of any and all amounts payable to the Sirion Indemnitees pursuant to Section 7 of the Merger Agreement. In connection with such security interest, the Sytera Stockholders’ Representative expressly acknowledges and agrees that: (i) the Escrow Agent is acting as an agent to the extent necessary to perfect the Sirion Indemnitees’ first-priority security interest in the Sytera Indemnification Escrow Shares; and (ii) the Sytera Stockholders’ Representative shall execute and deliver such instruments as the Sirion Shareholders’ Representative may from time to time reasonably request for the purpose of evidencing and perfecting such security interest.
     2.3 Dividends, Interest, Etc. The Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative agree that any cash, securities or other property (collectively, “Derivative Property”) distributable or issuable (whether by way of dividend, stock split or otherwise) in respect of or in exchange for any Sytera Indemnification Escrow Shares (including pursuant to or as a part of a merger, consolidation, acquisition of property or stock, reorganization or liquidation involving the Surviving Corporation) shall not be distributed or issued to the Holders, but rather shall be issued to, registered in the name of and held by the Escrow Agent as part of the Escrow Fund.
     2.4 Voting of Sytera Indemnification Escrow Shares. In the event that any matter is brought before the shareholders of the Surviving Corporation for a vote, the Sytera Stockholders’ Representative shall deliver written notice to the Escrow Agent (the “Voting Notice”) at least five (5) days prior to the date of the taking of such vote (the “Voting Notice Date”) setting forth the manner in which the Escrow Agent shall vote the Sytera Indemnification Escrow Shares. The Escrow Agent shall vote the Sytera Indemnification Escrow Shares in the manner set forth in the Voting Notice; provided, however, that the Escrow Agent shall have no obligation to vote any of the Sytera Indemnification Escrow Shares if no Voting Notice is received on or prior to the Voting Notice Date or if such Voting Notice does not clearly set forth the manner in which the Escrow Agent shall vote the Sytera Indemnification Escrow Shares.
     2.5 Tax Reporting Documentation. The parties hereto agree that, for Tax reporting purposes, all income, if any, attributable to the Escrow Fund shall be allocable to each Holder based on the ratio that such Holder’s Pro-Rata Sytera Indemnification Escrow Shares bear to the aggregate number of Sytera Indemnification Escrow Shares (such ratio being referred to herein as each Holder’s “Pro Rata Percentage”). Each Holder agrees to complete, sign and send to the Escrow Agent within sixty (60) days following the Closing a Form W-9 and any other forms and documents that the Escrow Agent may reasonably request for Tax reporting purposes (collectively, “Tax Reporting Documentation”). Likewise, each Holder acknowledges and agrees that, if such Tax Reporting Documentation is not delivered to the Escrow Agent pursuant to this Section 2.5, the Escrow Agent shall withhold a portion of any interest or other income earned on the Escrow Fund and remit such withholding to the Internal Revenue Service in accordance with the Code.
     2.6 Fractional Shares. No fractional Sytera Indemnification Escrow Shares shall be retained in or released from the Escrow Fund pursuant to this Agreement. In connection with any release of Sytera Indemnification Escrow Shares from the Escrow Fund, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative shall mutually agree upon appropriate rounding procedures in order to avoid retaining in or releasing from the Escrow Fund any fractional shares.
     2.7 Transferability. The interests of the Holders in the Escrow Fund shall not be assignable or transferable, other than by operation of law, and no assignment or transfer of any of such interests by operation of law shall be recognized or given effect until the Sirion Shareholders’ Representative and the Escrow Agent shall have received written notice of such assignment or transfer.
3. Claims Against Escrow Fund.
     3.1 Claim Notice. If any Sirion Indemnitee (each, a “Claimant”) has or claims to have incurred or suffered Damages for which it is or may be entitled to indemnification pursuant to Section 7 of the Merger Agreement, the Sirion Shareholders’ Representative shall deliver a written notice of such claim (each, a “Claim Notice”) on behalf of such Claimant to the Sytera Stockholders’ Representative and to the Escrow Agent. Each Claim Notice shall state: (i) that such Claimant believes that it is entitled to indemnification pursuant to Section 7 of the Merger Agreement; (ii) the basis, in reasonable detail, for such Claimant’s belief that it is entitled to indemnification pursuant to Section 7 of the Merger Agreement; (iii) the amount of Damages such Claimant claims to have so incurred or suffered (the “Claimed Amount”); and (iv) the amount of Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value (as defined below)) required to satisfy such Damages.
     3.2 Response Notice. Within thirty (30) days after receipt by the Sytera Stockholders’ Representative of a Claim Notice, the Sytera Stockholders’ Representative shall deliver to the Sirion Shareholders’ Representative and to the Escrow Agent a written response (the “Response Notice”) stating that the Holders: (i) agree that Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value) equal to the full Claimed Amount may be released from the Escrow Fund and delivered to the Claimant; (ii) agree that Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value) equal to a portion, but not all, of the Claimed Amount (the “Agreed Amount”) may be released from the Escrow Fund and delivered to the Claimant; or (iii) contest the Claim Notice entirely and believe that no portion of the Sytera Indemnification Escrow Shares and/or Derivative Property should be released from the Escrow Fund to the Claimant in respect of the Claimed Amount (any such contested portion of the Claimed Amount being referred to herein as the “Contested Amount”). In the event that the Escrow Agent does not receive a Response Notice prior to the end of the thirty (30) day period specified above, the Holders shall be conclusively deemed to have agreed that Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value) equal to the full Claimed Amount may be released from the Escrow Fund to the Claimant.
     3.3 Resolution of Disputes as to Contested Amounts. In the event of any dispute as to a Contested Amount, the Sirion Shareholders’ Representative, on behalf of the Claimant, and the Sytera Stockholders’ Representative, on behalf of the Holders, shall attempt in good faith to resolve such dispute. Any such resolution reached by the Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative shall be binding on the Claimant and the Holders in all respects and shall be set forth in a written settlement agreement signed by the Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative, which written settlement agreement shall be sent to, and complied with by, the Escrow Agent. If the Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative are unable to resolve such dispute, then each of the Sirion Shareholders’ Representative and the Holders shall be entitled to exercise any and all other remedies provided for in this Agreement and the Merger Agreement in order to resolve such dispute.
     3.4 Stipulated Value. The Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative expressly acknowledge and agree that, for purposes of this Agreement, in the case of any Sytera Indemnification Escrow Shares and/or Derivative Property to be released to a Claimant pursuant to this Agreement, the value (the “Stipulated Value”) of: (i) each Sytera Indemnification Escrow Share and each share of Surviving Corporation Common Stock issued as Derivative Property (whether by way of stock dividend, stock split or otherwise) shall be deemed to be equal to $100 (As-Adjusted); and (ii) any other Derivative Property issued in respect of (whether by way of stock dividend or otherwise) or in exchange for (including pursuant to or as a part of a merger, consolidation, acquisition of property or stock, reorganization or liquidation involving the Surviving Corporation) any Sytera Indemnification Escrow Shares shall be deemed to be equal to (a) $100 (As-Adjusted), multiplied by (b) aggregate number of Sytera Indemnification Escrow Shares underlying or exchanged for such Derivative Property.
4. Release of Escrow Fund.
     4.1 Release of Claimed Amount. In the event that: (i) the Sytera Stockholders’ Representative delivers a Response Notice pursuant to Section 3.2 agreeing that Sytera Indemnification Escrow Shares and/or Derivative Property (in each case, valued at the Stipulated Value) equal to the full Claimed Amount may be released from the Escrow Fund to the appropriate Claimant; or (ii) the Sytera Stockholders’ Representative fails to deliver a Response Notice pursuant to Section 3.2 prior to the end of the thirty (30) day period referenced in Section 3.2, the Escrow Agent shall, within five (5) Business Days following the receipt of such Response Notice or the expiration of such thirty (30) day period, as applicable, deliver to the appropriate Claimant an amount of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to the Claimed Amount, which Sytera Indemnification Escrow Shares and/or Derivative Property shall be deemed to satisfy in full the claim described in the underlying Claim Notice.
     4.2 Release of Agreed Amount. In the event that the Sytera Stockholders’ Representative delivers a Response Notice pursuant to Section 3.2 agreeing that Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to an Agreed Amount may be released from the Escrow Fund to the appropriate Claimant, the Escrow Agent shall, within five (5) Business Days following its receipt of such Response Notice, deliver to the appropriate Claimant an amount of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to the Agreed Amount. Such Sytera Indemnification Escrow Shares and/or

Derivative Property shall not be deemed to satisfy in full the claim described in the underlying Claim Notice, but shall count toward the satisfaction of such claim.
     4.3 Release of Contested Amount. In the event that the Escrow Agent receives: (i) a copy of a written settlement agreement executed by the Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative in accordance with Section 3.3 providing for the release of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to all or any portion of a Contested Amount; or (ii) a certified copy of an Order issued or rendered by a court of competent jurisdiction specifying that Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to all or any portion of a Contested Amount shall be released to the appropriate Claimant, accompanied by a certificate executed by the Sirion Shareholders’ Representative and the Sytera Stockholders’ Representative to the effect that such Order is a final non-appealable Order from a court of competent jurisdiction and setting forth in reasonable detail the substance of such Order, the Escrow Agent shall, within five (5) Business Days following its receipt of such written settlement agreement or Order and certificate, as applicable, deliver to the appropriate Claimant an amount of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to all or such portion of the Contested Amount, as applicable, which Sytera Indemnification Escrow Shares and/or Derivative Property shall be deemed to satisfy in full the claim described in the underlying Claim Notice.
     4.4 Release on Expiration Date. Within five (5) Business Days following the Expiration Date, the Escrow Agent shall distribute to the Holders, in accordance with each Holder’s Pro Rata Percentage, all of the Sytera Indemnification Escrow Shares and Derivative Property then remaining in the Escrow Fund. Notwithstanding the foregoing, in the event that, prior to the Expiration Date, the Sirion Shareholders’ Representative has delivered a Claim Notice to the Sytera Stockholders’ Representative and the Escrow Agent in accordance with Section 3.1 pertaining to a claim that has not been resolved as of the Expiration Date, the Escrow Agent shall retain in the Escrow Fund following the Expiration Date an amount of Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) to the Claimed Amount, minus any Agreed Amount for which Sytera Indemnification Escrow Shares and/or Derivative Property equal in value (in each case, valued at the Stipulated Value) shall have been released to the appropriate Claimant prior to the Expiration Date.
     4.5 Certificates for Sytera Indemnification Escrow Shares. The parties hereto acknowledge that the Escrow Agent is not the transfer agent for the Surviving Corporation Common Stock and that whenever any Sytera Indemnification Escrow Shares are to be released pursuant to this Agreement, the Escrow Agent must coordinate with the Surviving Corporation and its transfer agent to cause: (i) all or the appropriate number of Sytera Indemnification Escrow Shares represented by the stock certificates registered in the name of Escrow Agent to be cancelled; and (ii) one or more new stock certificates registered in the name of the appropriate Person representing the corresponding number of Sytera Indemnification Escrow Shares be issued to such appropriate Person; and (iii) if applicable, an additional new stock certificate registered in the name of the Escrow Agent representing the remaining balance, if any, of Sytera Indemnification Escrow Shares resulting from the actions referenced in the foregoing clauses

     “(i)” and “(ii)” to be issued to the Escrow Agent. In light of the foregoing, the parties hereto expressly acknowledge and agree that, for purposes of this Agreement, the Escrow Agent shall be deemed to have delivered Sytera Indemnification Escrow Shares to the Person entitled to receive such Sytera Indemnification Escrow Shares as of the date that the Escrow Agent has delivered instructions to the Surviving Corporation or its transfer agent specifying the details regarding the stock certificate representing the Sytera Indemnification Escrow Shares that must be issued and delivered to such Person.
     4.6 Pro Rata Percentages. The aggregate amount of any Sytera Indemnification Escrow Shares and/or Derivative Property released to a Claimant pursuant to this Agreement shall be deemed to have been derived from each Holder’s portion of the Escrow Fund in accordance with such Holder’s Pro Rata Percentage. Likewise, in the event of any release of Sytera Indemnification Escrow Shares and/or Derivative Property to the Holders pursuant to this Agreement, each Holder shall receive such Holder’s Pro Rata Percentage of the aggregate amount of such Sytera Indemnification Escrow Shares and/or Derivative Property.
5. Duties, Limited Liability and Assumptions of Escrow Agent.
     5.1 Duties and Responsibilities. The Escrow Agent undertakes to perform only such duties and responsibilities as are expressly set forth in this Agreement or any other document or certificate delivered pursuant hereto, and no implied covenants or obligations shall be read into this Agreement or any such other document or certificate to expand the duties or responsibilities of the Escrow Agent hereunder. The Escrow Agent shall discharge its duties set forth herein without regard to the terms of the Merger Agreement. The Escrow Agent has no responsibility for and shall incur no liability in connection with the effectiveness, sufficiency or enforceability of the security interest that Section 2.2 is intended to create and perfect.
     5.2 Advice of Counsel. The Escrow Agent may seek the advice of any legal counsel selected with reasonable care in the event of any dispute or question as to the construction of any of the provisions of this Agreement or the Escrow Agent’s duties or responsibilities pursuant to this Agreement. In the event that the Escrow Agent shall in any instance, after seeking the advice of such legal counsel, in good faith remain uncertain as to its duties or responsibilities hereunder, the Escrow Agent shall be entitled to refrain from taking any action in such instance and shall have as its sole obligation hereunder, in addition to the performance of those of its duties and responsibilities pursuant to this Agreement as to which there is no such uncertainty, to keep safely all property held in the Escrow Fund until it shall be directed otherwise in writing by each of the parties hereto or by a final, non-appealable Order; provided, however, in the event that the Escrow Agent has not received such written direction or Order within one hundred eighty (180) days after notifying the parties hereto as to its uncertainty, the Escrow Agent shall have the right to interplead the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative in any court of competent jurisdiction for the purpose of requesting that such court definitively determine the Escrow Agent’s duties and responsibilities hereunder.
     5.3 Limitation of Liability. The parties hereto expressly acknowledge and agree that the Escrow Agent shall incur no liability with respect to: (i) any error of judgment, or for any act done or omitted by such Escrow Agent, or for any mistake in fact or law, or for anything that such Escrow Agent may do or refrain from doing pursuant to or in connection with this

Agreement; and (ii) such Escrow Agent’s good-faith reliance upon the advice of legal counsel pursuant to Section 5.2 or any written certification, notice, direction, request, waiver, consent, receipt or other document that the Escrow Agent reasonably believes to be genuine and duly authorized, executed and delivered pursuant to this Agreement; provided, however, that notwithstanding any other provision in this Agreement, the Escrow Agent shall be liable in all respects for its gross negligence, willful misconduct or willful breach of this Agreement; but provided further that in no event shall the Escrow Agent be liable for incidental, punitive or consequential damages.
     5.4 Indemnification. The Surviving Corporation, the Sytera Stockholders’ Representative and the Sirion Shareholders’ Representative hereby agree jointly and severally to indemnify and hold harmless the Escrow Agent and its officers, directors, employees and agents (each, an “Escrow Agent Indemnified Party”) from and against, any loss, liability or expense incurred by any such Escrow Agent Indemnified Party arising out of or in connection with the Escrow Agent’s undertaking to assume the duties of Escrow Agent hereunder and its performance under this Agreement; provided, however, that the indemnity obligations set forth in this Section 5.4 shall not apply to any loss, liability or expense incurred by any such Escrow Agent Indemnified Party arising out of or in connection with such Escrow Agent Indemnified Party’s gross negligence, willful misconduct or willful breach of this Agreement. The foregoing indemnities shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.
     5.5 Acknowledged Assumptions. For purposes of determining and performing its duties and obligations pursuant to this Agreement, the Escrow Agent shall be entitled to assume, without further inquiry or verification, that: (i) any notice (including, without limitation, any Claim Notice or Response Notice) received by the Escrow Agent has likewise been received by any and all other parties entitled to receive such notice on the date such notice is received by the Escrow Agent; (ii) unless and until the Escrow Agent has received any notice (including, without limitation, any Claim Notice or Response Notice) provided for in this Agreement, no such notice has been delivered to any of the other parties entitled to receive such notice; and (iii) unless and until the Escrow Agent has received the written settlement agreement or Order and certificate provided for in Section 4.3 relating to the resolution of any dispute as to a Contested Amount, such dispute has not been resolved.
6. Termination.
     6.1 Expiration Date. This Agreement shall terminate on the Expiration Date or upon the earlier release by the Escrow Agent of the entire Escrow Fund in accordance with Section 4 of this Agreement; provided, however, that if on or prior to the Expiration Date the Escrow Agent has received from the Sirion Shareholders’ Representative a Claim Notice setting forth a claim that has not been resolved as of the Expiration Date, then this Agreement shall continue in full force and effect until such claim has been fully resolved and the Escrow Fund has been released in accordance with Section 4 of this Agreement.
     6.2 Effect of Termination. Sections 5 and 7 of this Agreement shall survive the termination or expiration of this Agreement for any reason.

7. Miscellaneous.
     7.1 Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which the prevailing party may be entitled.
     7.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next Business Day; (iii) three (3) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 7.2):
     If to the Sytera Stockholders’ Representative:
Kenneth J. Widder, M.D.
c/o Sytera, Inc.
505 Coast Boulevard South, Suite 412
La Jolla, California 92037
Fax: (858) 754-3001
E-mail: kwidder@sytera.com
     With a copy (which shall not constitute notice) to:
Paul, Hastings, Janofsky & Walker LLP
3579 Valley Centre Drive
San Diego, California 92130
Attn: Carl R. Sanchez, Esq.
Fax: (858) 720-2555
E-mail: carlsanchez@paulhastings.com
     If to the Sirion Shareholders’ Representative:
Barry Butler
c/o Sirion Therapeutics, Inc.
3110 Cherry Palm Drive, Suite 350
Tampa, Florida 33610
Fax: (813) 910-9585
E-mail: bbutler@siriontherapeutics.com

     With a copy (which shall not constitute notice) to:
Ward Rovell, P.A.
101 E. Kennedy Boulevard, Suite 4100
Tampa, Florida 33602
Attn: Reid Haney, Esq.
Fax: (813) 222-8701
E-mail: rhaney@wardrovell.com
and
Smith, Anderson, Blount, Dorsett, Mitchell
& Jernigan, L.L.P.
2500 Wachovia Capitol Center
Raleigh, NC 27601
Attn: Christopher B. Capel
Fax: (919) 821-6800
E-mail: ccapel@smithlaw.com
     If to the Escrow Agent:
The Bank of New York
101 Barclay Street
8 West
New York, NY 10286
Attn: Mathew Louis
Fax: (212) 815-5877
     7.3 Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
     7.4 Governing Law; Jurisdiction and Venue. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New York without giving effect to its principles of conflicts of laws.
     7.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns, if any. Neither party shall assign or delegate, by operation of law or otherwise, its rights or obligations under this Agreement to any Person with the prior written consent of the other party, except that a party may make such an assignment without the other party’s consent to Affiliates or to a successor to substantially all of the business of such party, whether in a merger, sale of stock, sale of assets or other transaction. Any assignment or attempted assignment by either party in violation of the terms of this Section 7.5 shall be null and void and of no legal effect.
     7.6 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
     7.7 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.
     7.8 Severability. If one or more provisions of this Agreement are held by a court of competent jurisdiction to be unenforceable under applicable Legal Requirements, the parties agree to promptly renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement in writing for such provision, then: (i) such provision shall be excluded from this Agreement; (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded; and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.
     7.9 Entire Agreement. This Agreement, together with the schedules and exhibits hereto and thereto, sets forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersedes all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.
     7.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by e-mail transmission in portable digital format, or similar format, shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the parties transmitted by facsimile or by e-mail transmission in portable digital format, or similar format, shall be deemed to be their original signatures for all purposes.
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     In Witness Whereof, the parties have duly executed this Escrow Agreement as of the date first set forth above.

Sirion Therapeutics, Inc.		Sytera Stockholders’ Representative
By:	/s/ Barry Butler Barry Butler President	By:	/s/ Kenneth J. Widder, M.D. Kenneth J. Widder, M.D.
Sirion Shareholders’ Representative		The Bank of New York
By:	/s/ Barry Butler Barry Butler	By:	/s/ Matthew G. Louis
		Name:	Matthew G. Louis
		Title:	Assistant Vice President

Exhibit A
MERGER AGREEMENT

Exhibit B
SCHEDULE OF FEES